Exhibit 99.1

Arco Platform Limited

Unaudited interim condensed

consolidated financial statements

March 31, 2023

Arco Platform Limited

Interim condensed consolidated statements of financial position

As of March 31, 2023 and December 31, 2022

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	March 31, 2023	December 31, 2022
		(unaudited)
Assets
Current assets
Cash and cash equivalents	4	693,908	216,360
Financial investments	5	119,963	391,785
Trade receivables	6	1,016,611	856,887
Inventories	7	219,245	254,060
Recoverable taxes		69,570	67,166
Related parties	8	4,079	3,956
Other assets		121,548	82,515
Total current assets		2,244,924	1,872,729
Non-current assets
Financial investments	5	23,834	30,861
Recoverable taxes		11,010	11,108
Deferred income tax	19	449,766	337,267
Other assets		78,334	78,038
Investments and interests in other entities		23,093	111,631
Property and equipment		56,870	59,031
Right-of-use assets		69,136	68,696
Intangible assets	9	3,851,953	3,184,047
Total non-current assets		4,563,996	3,880,679
Total assets		6,808,920	5,753,408

Liabilities
Current liabilities
Trade payables		218,138	182,748
Labor and social obligations	13	134,054	89,044
Lease liabilities		35,124	34,329
Loans and financing	10	55,373	102,873
Derivative financial instruments	11	5,181	3,693
Taxes and contributions payable		19,232	9,488
Income taxes payable		13,352	28,576
Advances from customers	6	223,299	16,079
Accounts payable to selling shareholders	12	1,073,957	1,060,746
Other liabilities		8,155	6,013
Total current liabilities		1,785,865	1,533,589
Non-current liabilities
Labor and social obligations	13	2,605	1,451
Lease liabilities		42,459	42,576
Loans and financing	10	1,819,346	1,833,956
Derivative financial instruments	11	63,800	110,154
Provision for legal proceedings	22	2,358	3,174
Accounts payable to selling shareholders	12	347,980	330,457
Other liabilities		600	621
Total non-current liabilities		2,279,148	2,322,389
Total liabilities		4,065,013	3,855,978

Equity	14
Share capital		14	11
Capital reserve		2,757,393	2,009,799
Treasury shares		-	(8,205)
Share-based compensation reserve		95,061	95,008
Accumulated losses		(108,561)	(199,183)
Total equity		2,743,907	1,897,430

Total liabilities and equity		6,808,920	5,753,408

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Interim condensed consolidated statements of income

For the three-month periods ended March 31, 2023 and 2022

(In thousands of Brazilian reais, except earnings per share)

	Notes	March 31, 2023	March 31, 2022
		(unaudited)	(unaudited)
Revenue	16	534,906	430,037
Cost of sales	17	(215,734)	(116,578)
Gross profit		319,172	313,459

Selling expenses	17	(191,171)	(164,353)
General and administrative expenses	17	(163,682)	(86,100)
Other income, net	17	156,187	17,394

Operating profit		120,506	80,400

Finance income	18	102,931	159,233
Finance costs	18	(161,902)	(125,101)
Finance result	18	(58,971)	34,132

Share of loss of equity-accounted investees		(852)	(5,642)

Profit before income taxes		60,683	108,890
Income taxes - income (expense)	19
Current		(15,085)	(21,847)
Deferred		45,024	15,616
		29,939	(6,231)

Net profit for the period		90,622	102,659

Basic earnings per share - in Brazilian reais	15
Class A		1.38	1.83
Class B		1.38	1.83
Diluted earnings per share - in Brazilian reais	15
Class A		0.28	(1.42)
Class B		1.38	1.83

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Interim condensed consolidated statements of comprehensive income

For the three-month periods ended March 31, 2023 and 2022

(In thousands of Brazilian reais)

	March 31, 2023	March 31, 2022
	(unaudited)	(unaudited)
Net profit for the period	90,622	102,659

Comprehensive income	-	-

Total comprehensive income for the period	90,622	102,659

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Interim condensed consolidated statements of changes in equity

For the three-month periods ended March 31, 2023 and 2022

(In thousands of Brazilian reais, unless otherwise stated)

		Reserves
	Share capital	Capital reserve	Treasury shares	Share-based compensation reserve	Accumulated losses	Total
Balances at December 31, 2021	11	2,203,857	(180,775)	90,813	(238,672)	1,875,234

Net profit for the period	-	-	-	-	102,659	102,659
Share based compensation plan	-	-	-	3,590	-	3,590
Purchase of treasury shares	-	-	(34,723)	-	-	(34,723)
Restricted stocks transferred	-	-	15,689	(15,689)	-	-

Balances at March 31, 2022 (unaudited)	11	2,203,857	(199,809)	78,714	(136,013)	1,946,760

		Reserves
	Share capital	Capital reserve	Treasury shares	Share-based compensation reserve	Accumulated losses	Total
Balances at December 31, 2022	11	2,009,799	(8,205)	95,008	(199,183)	1,897,430

Net profit for the period	-	-	-	-	90,622	90,622
Capital increase (Note 14)	3	726,823	8,205	-	-	735,031
Share based compensation plan (Note 13)	-	-	-	20,824	-	20,824
Restricted stocks transferred (Note 13)	-	20,771	-	(20,771)	-	-

Balances at March 31, 2023 (unaudited)	14	2,757,393	-	95,061	(108,561)	2,743,907

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Interim condensed consolidated statements of cash flows

For the three-month periods ended March 31, 2023 and 2022

(In thousands of Brazilian reais)

	Notes	March 31, 2023	March 31, 2022
		(unaudited)	(unaudited)
Operating activities
Profit before income taxes		60,683	108,890
Adjustments to reconcile profit before income taxes to cash from operations
Depreciation and amortization	17	93,176	65,781
Inventory allowances	6 and 17	9,364	2,399
Provision (reversal) for expected credit losses	7 and 17	30,077	(6,231)
Loss (profit) on sale/disposal of property and equipment and intangible		542	(78)
Fair value change in derivative financial instruments	18	(43,794)	(11,653)
Fair value adjustment in accounts payable to selling shareholders	18	17,601	7,028
Share of loss of equity-accounted investees		852	5,642
Share-based compensation plan		20,824	6,195
Accrued interest on loans and financing	18	69,862	48,770
Interest accretion on accounts payable to selling shareholders	18	42,822	43,930
Interest from financial investment		(1,330)	(20,560)
Interest on lease liabilities	18	2,924	1,161
(Reversal) provision for legal proceedings		(843)	95
Provision for payroll taxes (restricted stock units)		(3,133)	(3,260)
Foreign exchange effects, net	18	(16,191)	(105,306)
Fair value of previously held interest in associate	17	(156,414)	-
Gain on changes of interest of investment		-	(16,413)
Other financial expense (income), net		(1,224)	(923)
		125,798	125,467
Changes in assets and liabilities
Trade receivables		(87,781)	(206,926)
Inventories		15,319	2,115
Recoverable taxes		6,341	3,182
Other assets		(29,248)	(8,010)
Trade payables		24,613	29,455
Labor and social obligations		23,582	14,115
Taxes and contributions payable		7,354	(1,206)
Advances from customers		207,220	135,170
Other liabilities		(17,374)	9,424
Cash from operations		275,824	102,786

Income taxes paid		(31,165)	(42,682)
Interest paid on lease liabilities		(2,364)	(1,307)
Interest paid on accounts payable to selling shareholders		(227)	(378)
Interest paid on loans and financing		(110,593)	(15,580)
Payments for contingent consideration		(17,601)	-
Net cash flows from operating activities		113,874	42,839

Investing activities
Acquisition of property and equipment		(1,644)	(6,672)
Payment of investments and interests in other entities		(20)	(18)
Cash attributed from acquisition of subsidiaries	3	164,252	-
Acquisition of intangible assets	9	(35,396)	(45,812)
Purchase of financial investments		(109,792)	(167,800)
Redemption of financial investments		382,305	422,743
Interest received from financial investments		7,666	3,762
Net cash flows from investing activities		407,371	206,203

Financing activities
Purchase of treasury shares		-	(34,723)
Payment of lease liabilities		(10,004)	(6,293)
Payments of accounts payable to selling shareholders		(27,158)	(1,977)
Loans and financing payments		(5,955)	(205,860)
Net cash flows used in financing activities		(43,117)	(248,853)

Foreign exchange effects on cash and cash equivalents		(580)	(2,028)

Increase (decrease) in cash and cash equivalents		477,548	(1,839)

Cash and cash equivalents
At the beginning of the period	5	216,360	211,143
At the end of the period	5	693,908	209,304
Increase (decrease) in cash and cash equivalents		477,548	(1,839)

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Notes to the unaudited interim condensed consolidated financial statements

For the three-month period ended March 31, 2023

Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Arco Platform Limited (“Arco” or “Company”) is a holding Company incorporated under the laws of the Cayman Islands on April 12, 2018, whose shares are publicly traded on the National Association of Securities Dealers Automated Quotations Payments exchange (NASDAQ) under the ticker symbol “ARCE”. Arco and its subsidiaries are collectively referred to as the Company. Arco became the Parent Company of Arco Educação S.A. ("Arco Brazil") through the completion of the corporate reorganization and initial public offering of the Company in 2018. In 2023 Arco also became the Parent Company of INCO Limited and its subsidiaries (“Isaac”), after acquisition of control as disclosed in Note 3. Arco Brazil is the holding Company of the operating subsidiaries, including Companhia Brasileira de Educação e Sistemas de Ensino S.A. (“CBE”), which provides educational content from basic to secondary education (“K-12 curriculum”). The Company’s principal administrative office is located at 2840 Rua Augusta, 9th Floor, Consolação, São Paulo, Brazil. OSC Investments Limited is the ultimate parent Company of Arco.

1.2	Significant events during the period

a)	Non-binding Proposal

On November 30, 2022, the Company’s board of directors received a preliminary non-binding proposal (the “Proposal”) from General Atlantic L.P. (“GA”) and Dragoneer Investment Group, LLC (“Dragoneer”) to acquire all of the outstanding Class A common shares of the Company (the “Proposed Transaction”) that are not held by GA, Dragoneer, Oto Brasil de Sá Cavalcante (“Oto”) or Ari de Sá Cavalcante Neto (“Ari” and together with Oto, the “Founders”), or their respective affiliates. See Note 1.2 in the consolidated financial statements for the year ended December 31, 2022.

On January 26, 2023, the Company announced the formation of a special committee of the board of directors (the “Special Committee”) composed of four independent and disinterested directors to evaluate and consider the Proposal.

On May 1, 2023, the Special Committee received a revised non-binding proposal in the amount of US$13.00 per share in cash. The board of directors cautions the Company’s shareholders and other potential investors considering investing or trading in the Company’s securities that the Proposal is under evaluation by the special committee and that the Company is committed to further negotiate definitive agreements. However, at this time, significant terms are still being discussed and the outcome is uncertain.

b)	Acquisition of interests in other entities and business combinations

Isaac acquisition

On January 3, 2023, the Company communicated the completion of the previously announced acquisition of INCO Limited (“Isaac”). Under the terms of the Equity Purchase Agreement, Arco Platform Limited acquired control of Isaac through the acquisition of 75.1% of its issued and outstanding capital shares in exchange of Arco shares. Isaac’s shareholders received 10,436,202 Arco Class A common shares of Arco, of which 1,047,142 shares were Arco treasury shares, and 9,389,060 shares were newly issued Arco shares. Prior to the transaction, Arco held 24.9% of the share capital of Isaac. See Note 3 for further information.

2	Material accounting policies

2.1 Basis for preparation of the consolidated financial statements

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in the Company’s annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2022, which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s material accounting policies were presented in Note 2 to the consolidated financial statements for the year ended December 31, 2022.

Basis for preparation

The accounting policies applied in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2022.

In preparing these unaudited interim condensed consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue, and expenses. Actual results may differ from these estimates. The critical judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and disclosed in Note 3 Significant accounting judgments, estimates and assumptions to the Company’s consolidated financial statements for the year ended December 31, 2022.

The unaudited interim condensed consolidated financial statements have been prepared based on a historical cost basis, except for the derivative financial instruments, accounts payable to selling shareholders and share-based compensation plan, which are measured at fair value.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousands, except when otherwise indicated.

Management has assessed the capacity of the Company and its subsidiaries to continue as a going concern and is convinced that they hold sufficient funds to remain as operating in the future. Furthermore, the Management is not aware of any material uncertainty that could raise significant concerns about its ability to continue as a going concern. Thus, the financial statements of the Company were prepared based on a going concern basis.

These unaudited interim condensed consolidated financial statements as of March 31, 2023, and for the three-month period ended March 31, 2023 were authorized for issuance by the Board of Directors on May 25, 2023.

2.2 Basis of consolidation and investments in associates

The unaudited interim condensed consolidated financial statements comprise the financial statements of the Company, its subsidiaries and investments in associates as of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022.

The table below is a list of the Company’s subsidiaries and investments:

				Direct and indirect interest
Name	Principal activities	Country	Investment type	2023	2022
Arco Educação S.A.	Holding	Brazil	Subsidiary	100.0%	100.0%
Arce Participações Ltda.	Holding	Brazil	Subsidiary	100.0%	100.0%
Companhia Brasileira de Educação e Sistemas de Ensino S.A.	Educational content	Brazil	Subsidiary	100.0%	100.0%
SAE Digital S.A.	Educational content	Brazil	Subsidiary	100.0%	100.0%
International School Serviços de Ensino, Treinamento e Editoração, Franqueadora S.A.	Educational content	Brazil	Subsidiary	51.5%	51.5%
Atech Soluções Tecnológicas S.A.	Educational technology	Brazil	Subsidiary	100.0%	100.0%
NLP Soluções Educacionais S.A.	Educational content	Brazil	Subsidiary	100.0%	100.0%
WPensar S.A.	Educational technology	Brazil	Subsidiary	100.0%	100.0%
NSE Soluções Educacionais S.A.	Educational content	Brazil	Subsidiary	60.0%	60.0%
Me Salva! Cursos e Consultorias S.A.	Educational content	Brazil	Subsidiary	100.0%	100.0%
Desenvoolva – Educação, Treinamento e Consultoria Corporativa Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%
INCO Limited	Collection services	Cayman Islands	Subsidiary	100.0%	24.9%
INCO LLC	Collection services	United States	Subsidiary	100.0%	24.9%
OISA Tecnologia e Serviços Ltda.	Collection services	Brazil	Subsidiary	100.0%	24.9%
Isaac Fundo de Investimento em Direitos Creditórios	Private equity	Brazil	Subsidiary	100.0%	24.9%
Activeprint Processamento de Dados Ltda.	Educational technology	Brazil	Subsidiary	100.0%	24.9%
Techschool Inteligencia Educacional Ltda.	Educational technology	Brazil	Subsidiary	100.0%	24.9%
Activesoft Tecnologia e Serviços Ltda.	Educational technology	Brazil	Subsidiary	100.0%	24.9%
AIX Sistemas Ltda.	Educational technology	Brazil	Subsidiary	100.0%	24.9%
Softwares de Gestão Ltda.	Educational technology	Brazil	Subsidiary	100.0%	24.9%
Classapp Sistemas Ltda.	Educational technology	Brazil	Subsidiary	100.0%	24.9%
Escolas Exponenciais Ltda.	Educational technology	Brazil	Subsidiary	100.0%	24.9%
Bewater Ventures I GA Fundo de Investimento em Participações Multiestratégia	Private equity	Brazil	Investee	10.9%	10.9%
Tera Treinamentos Profissionais Ltda.	Educational content	Brazil	Investee	23.4%	23.4%

2.3	Changes in accounting policies and disclosures

Except for the amendments of IAS 12, which is discussed below, the other amendments or new standards that apply from January 1, 2023 are primarily clarifications and none required a change in the Company’s accounting policies.

New and amended standards and interpretations

Several new or amended standards became applicable for the current reporting period. The Company did not have to change its accounting policies or make retrospective adjustments as a result of adopting these new or amended standards.

Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective. The Company is assessing the impact that changes in the standards will have in current practice, but does not expect a significant or any impact to occur on the Company's financial statements:

•	Lease liability measurement in a sale and leaseback transaction

•	Classification of liabilities as current or non-current and non-current liabilities with covenants - Amendments to IAS 1

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

3	Business combination

(a)	INCO Limited (“Isaac”)

On January 25, 2021, the Company acquired 8,571,427 series B ordinary shares of Isaac, a Company that provides financial and administrative services to private schools, equivalent to 30.0% of the total capital stock for R$ 25,000.

On April 27, 2021, the Company invested R$ 33,195 in the entity and acquired an additional 3.653.788 shares, resulting in a 27.1% interest due to the dilution of the interest. On September 27, 2021, the Company acquired an additional 2,935,010 shares, representing 0.4% interest in the share capital of Isaac, through a capital increase of R$ 52,035 million resulting in a 27.5% interest. As of December 31, 2022, the Company held 24.9% interest due to dilution due to contribution from other investors in new rounds of investments.

On January 3, 2023, the Company concluded the acquisition of Isaac and its controlled companies, INCO LLC, OISA Tecnologia e Serviços Ltda., Isaac Fundo de Investimento em Direitos Creditórios, Activeprint Processamento de Dados Ltda., Techschool Inteligencia Educacional Ltda., Activesoft Tecnologia e Serviços Ltda., AIX Sistemas Ltda., Softwares de Gestão Ltda., Classapp Sistemas Ltda. and Escolas Exponenciais Ltda. In consideration for the acquisition of the outstanding shares, Isaac shareholders will receive 10,436,201 shares of the Company's stock, equivalent to approximately 15.8% of the issued shares and outstanding equity interest, immediately following the closing of the transaction.

Of the total aggregate stock consideration, 10,018,754 shares have already been delivered to Isaac's shareholders, of which 1,047,142 were from the Company's treasury shares, 8,971,612 were newly issued shares and the remaining shares in the total of 417,448 have been retained for a period of 18 months (“holdback period”) for future claims. The transaction resulted in a dilution of approximately 14.2% for Arco's Class A shareholders.

As part of the acquisition, the Company granted to Isaac's employees new share-based awards to replace Isaac’s share-based compensation awards. The replacement awards were divided between stock options plan – SOP, called Arco Share Option Plan and restricted shares units – RSU, under Arco Regular Plan terms as mentioned in Note 13.

The Company accounted for the replacement awards as modification of the original granted instruments.

The acquisition of Isaac significantly expands Arco’s footprint in Brazil’s education ecosystem by increasing the scope of its portfolio of products, making Arco a true one-stop-shop for its partner schools, while establishing closer relationships with families.

The founding shareholders of Isaac are subject to a lock-up period of 3 years from the closing date with respect to their Arco shares, with 1/3 of their shares being released each year.

At the date of acquisition, the carrying amount of the Company’s previously held interest was R$ 87,695 and its fair value was R$ 244,109, resulting in a gain of R$ 156,414, recognized as other income in the statement of income.

The Company has not recognized any deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

Goodwill

The goodwill recognized on the acquisition was R$ 555,040 and it is not expected to be deductible for tax purposes after the Company merges the acquiree. For the purposes of impairment testing, the goodwill has been allocated to the Financial and Management Solutions operating segment.

The goodwill recognized is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Isaac with those of the Company. The goodwill is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by management as appropriate.

Transaction costs

Transaction costs of R$ 13,420 were expensed and were included in general and administrative expenses, in the amount of R$ 13,159 in 2022 and R$ 261 in 2023.

The fair value of the identifiable assets and liabilities as of the date of the acquisition was:

		Fair
	Carrying	Value	Fair
	amount	adjustments	Value
	Isaac
Assets
Cash and cash and equivalents	164,252	-	164,252
Trade receivables	102,020	-	102,020
Recoverable taxes	6,922	-	6,922
Deferred taxes	67,475	-	67,475
Other assets	9,837	-	9,837
Property and equipment	3,678	-	3,678
Right-of-use assets	6,502	-	6,502
Intangible assets (a)	115,369	28,523	143,892
	476,055	28,523	504,578
Liabilities
Trade payables	10,777	-	10,777
Labor and social obligations	25,715	-	25,715
Taxes and contributions payable	2,507	-	2,507
Leases	6,502	-	6,502
Loans and financing	274	-	274
Accounts payables to selling shareholders	15,298	-	15,298
Provision for legal proceedings	32	-	32
Other liabilities	19,373	-	19,373
	80,478	-	80,478
Total identifiable net assets at fair value	395,577	28,523	424,100

Goodwill arising on acquisition (a)			555,040
Purchase consideration transferred			979,140
Transferred shares at fair value			705,630
Holdback shares at fair value			29,401
Fair value of previously held interest in a step acquisition			244,109
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)			13,420
Cash acquired (included in cash flows from investing activities)			164,252

a)	The Company is evaluating the fair value of certain assets acquired and liabilities assumed. As consequence, the purchase price allocation is subject to change during the period of completion of the determination of the fair value of intangible assets according to the deadline defined by IFRS, prior to January 2, 2024 (one year after the transaction).

At the acquisition date, the fair value of the trade receivables was R$ 102,020, composed by R$ 216,168 of outstanding securities and R$ 114,148 of expected credit loss.

The Company measured the acquired lease liabilities using the present value of the remaining lease payments at the acquisition date. The right-of-use assets were measured at an amount equal to the lease liabilities.

(b)	Measurement of fair value

The valuation techniques used for measuring the fair value of separate identified intangible assets acquired were as follows:

Asset acquired	Valuation technique
Non-compete agreement

With-and-without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another, considering its non-existence.

Trademarks	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the educational platform being owned.

Software	Replacement cost The method considers the amount that an entity would have to pay to replace at the present time, according to its current worth.

(c)	Revenue and profit contribution

The revenue and net loss included in the consolidated statements of income and comprehensive income from the acquisition date through the period end are presented below:

March 31, 2023
Isaac
Total revenue	58,670
Net loss for the period	(35,996)

From the date of acquisition, January 3, 2023, Isaac has contributed R$ 58,670 of revenue and R$ 35,996 of loss to the Company net profit from the continuing operations of Arco. Since the acquisition took place at the beginning of the year, revenue and profit from continuing operations would have been the same as presented in the statement of income.

4	Cash and cash equivalents

	March 31, 2023	December 31, 2022
	(unaudited)
Cash and bank deposits	20,837	11,772
Bank deposits in foreign currency (a)	2,095	14,143
Cash equivalents (b)	670,976	190,445
	693,908	216,360

Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-month or less and with immaterial risk of change in value.

(a)	Short-term deposits maintained in U.S. dollars.

(b)	Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) issued by highly credit-rated financial institutions authorized to operate by the Central Bank of Brazil. As of March 31, 2023, the average interest on these CDBs was equivalent to 98.9% (December 31, 2022: 82.3%) of the Interbank Certificates of Deposit (“CDI”). As of March 31, 2023, the average CDI rate for twelve-months period ended March 31, 2023, was 13.15% (December 31, 2022: 12.38%) These financial investments are available for immediate use and have insignificant risk of changes in value. The increase in 2023 is mainly related to the cash received in the Isaac acquisition and the reclassification of financial investment balances for acquisitions payments through the following months.

5	Financial investments

	March 31, 2023	December 31, 2022
	(unaudited)
Financial investments (a)	143,291	422,140
Other	506	506
	143,797	422,646
Current	119,963	391,785
Non-current	23,834	30,861

(a)	Financial investments correspond mainly to investments in bank deposit certificates (CDB) and automatic applications of cash balances, managed by highly credit-rated financial institutions authorized to operate by the Central Bank of Brazil, with maturity of more than three months from the date of acquisition. As of March 31, 2023, the average interest on these investments is equivalent to 101.6% (December 31, 2022: 105.7%) of the CDI. The average CDI rate for the twelve-months period ended March 31, 2023 was 13.15% (December 31, 2022: 12.38%).

6	Trade receivables

	March 31, 2023	December 31, 2022
	(unaudited)
From sales of educational content	1,023,009	933,894
From financial and management solutions	106,838	-
From related parties (Note 8)	2,987	8,255
	1,132,834	942, 149
(-) Allowance for expected credit losses	(116,223)	(85,262)
	1,016,611	856,887

As of March 31, 2023, and December 31, 2022, the aging of trade receivables was as follows:

	March 31, 2023	December 31, 2022
	(unaudited)
Neither past due nor impaired	937,075	777,469

Past due	195,759	164,680

1 to 60 days	69,667	40,719
61 to 90 days	10,261	16,314
91 to 120 days	9,924	10,710
121 to 180 days	20,955	18,346
More than 180 days	84,952	78,591
	1,132,834	942,149

The movement in the provision for expected credit losses for the three-month periods ended March 31, 2023 and 2022, was as follows:

	March 31, 2023	March 31, 2022
	(unaudited)	(unaudited)
Balance at beginning of the period	(85,262)	(87,132)
(Provision) / Reversal	(30,077)	6,231
Receivables written off (reverted) during the period as uncollectible (recovered)	(884)	-
Balance at end of period	(116,223)	(80,901)

Allowance for expected credit losses

In 2022, the provision reversal was caused by a return of default levels of delinquencies and a migration of customers from B2B to B2C, which customers do not have an expected credit loss. The provision in the first quarter of 2023 is mainly related to Isaac, in the amount of R$ 24,559. In addition, a migration from B2C to B2B occurred in the first three months of 2023, which resulted in an additional provision for the period.

Advances from customers

The Company receives advances from customers mainly at the beginning of the year when purchases of educational content for the current school year occur. The educational content is delivered in up to four stages, and as the material is delivered, revenue is recognized.

As of March 31, 2023, the Company has R$ 223,299 (R$ 16,079 in December 2022) of advances from customers recorded in current liabilities, representing deferred revenues.

7	Inventories

	March 31, 2023	December 31, 2022
	(unaudited)
Content providing	119,630	135,876
Educational content (a)	81,321	94,089
Consumables and supplies	2,705	2,204
Inventories held by third parties	15,589	21,891
	219,245	254,060

(a)	Costs incurred to prepare educational content. These costs include incurred personnel costs and third parties’ services for editing educational content and related activities (graphic design, editing, proofreading and layout, among others).

Educational content is presented net of inventory reserve. The movement in the inventory reserve for the three-month periods ended March 31, 2023 and 2022 was as follows:

	March 31, 2023	March 31, 2022
	(unaudited)	(unaudited)
Balance at beginning of the period	(58,623)	(28,139)
Inventory reserve	(9,364)	(2,399)
Write-off of inventories against reserve	5,808	1,340
Balance at end of the period	(62,179)	(29,198)

8	Related parties

The table below summarizes the balances and transactions with related parties:

	March 31, 2023	December 31, 2022
	(unaudited)
Assets
Trade receivables (Note 6)
Livraria ASC Ltda. And Educadora ASC Ltda. (a)	2,987	8,255
	2,987	8,255
Other assets
Arco Instituto de Educação (b)	1,874	1,526
	1,874	1,526
Loans to related parties
Minority shareholders - EI	4,079	3,956
	4,079	3,956
Other liabilities
OISA Tecnologia e Serviços Ltda.	-	11
	-	11

	March 31, 2023	March 31, 2022
	(unaudited)	(unaudited)
Net revenue
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	1,769	1,873
OISA Tecnologia e Serviços Ltda.	-	2
	1,769	1,875
Finance income
Former shareholders - Geekie	-	122
Minority shareholders - EI (c)	123	159
	123	281

a)	Companhia Brasileira de Educação e Sistemas de Ensino and International School sell educational content to Livraria ASC Ltda. and Educadora ASC Ltda., entities controlled by the Company’s controlling shareholders. The transactions are priced based on contract price at the sales date.

b)	Arco is a founding member of Instituto Arco de Educação ("Arco Instituto"), a non-profit association whose purpose is to support and encourage education through the generation of knowledge. The Company has amounts receivable from Arco Instituto arising from the reimbursement of expenses paid by Arco. The amounts are not subject to financial charges and the outstanding amount in March 2023 is related to the operation in 2022 and 2023.

c)	Amount due from minority shareholders of Escola da Inteligência, with an interest rate of 100% CDI and maturing in May 2023. During the three-month period ended March 31, 2023, the Company recognized R$ 122 of interest income.

Key management personnel compensation

Key management personnel compensation comprised the following:

	March 31, 2023	March 31, 2022
	(unaudited)	(unaudited)
Short-term employee benefits	22,279	23,408
Share-based compensation plan	36,980	10,321
	59,259	33,729

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, bonuses, labor and social charges, and other ordinary short-term employee benefits.

Certain executive officers also participate in the Company’s share-based compensation plan (Note 12).

9	Intangible assets

During the three-month period ended March 31, 2023 the Company had R$ 35,396 of additions, mainly due to the development of educational content for the 2023 collection year (R$ 17,627), development of technology platforms for the supply of digital content, as well as licenses and software development for new projects (R$ 15,683), and copyrights (R$ 1,758).

During the three-month period ended March 31, 2023, the total amortization recorded as expense to the statement of income and appropriated in the intangible assets was      R$ 66,401 (March 31, 2022: R$ 57,979).

Also, as a result of the business combination disclosed in Note 3, there was an increase of R$ 115,369, mainly from software development, carried over from the acquiree’s balance sheet, R$ 555,040 related to goodwill and R$ 28,523 of identifiable assets arising from the purchase price allocation, composed of non-compete agreement (R$ 3,425), trademarks (R$ 23,486) and software (R$ 1,612).

10	Loans and financing

	Interest rate	Maturity	March 31, 2023	December 31, 2022
			(unaudited)
Bank loan (a)	USD + 2.4% pa	October/2024	33,078	38,484
Debentures (b)	100% CDI + 2.3% pa	August/2027	1,220,371	1,266,534
Convertible notes (c)	USD + 8.0% pa	November/2028	621,019	631,744
Bank loan	Miscellaneous	From Sep’23 to Oct’24	251	67
			1,874,719	1,936,829
Current			55,373	102,873
Non-current			1,819,346	1,833,956

a)	The decrease in the current balance is mainly related to: (i) payment of R$ 4,686 related to the fifth installment in February 2023; (ii) exchange variation of R$ 706 recognized as financial income in the result for the year; and (iii) interest expenses of R$ 153.

b)	The debentures bear interest of 100% CDI + 2.3% pa, which will accrue and will also be payable every six months, with the first payment on February 3, 2023 and the last payment on August 3, 2027. The principal amount will be settled in 3 installments in August of each year from 2025 until 2027. The debentures are guaranteed by Arco Educação S. A.

The change in the current balance is mainly related to: (i) payment of interest R$ 93,909, (ii) accrued interest of R$ 46,780, and (iii) amortization of R$ 783 related to transaction costs.

c)	The change in the current balance is mainly related to: (i) accrued interest of R$ 16,505, (ii) exchange variation of R$ 11,190 recognized as financial income in the income statement, (ii) interest payments R$ 16,505, and (iv) amortization of R$ 465 related to transaction costs.

The debenture agreement includes financial covenants, such as, net debt/adjusted EBITDA (excluding the balance in the statements of financial position and any effects in the statements of income from the convertible notes) ratio of less than 4x as of December 31, 2022; default on the financial obligations of the contract, bankruptcy or liquidation of the Company, limitation to carry out operations of acquisition, merger, sale or disposal of its assets, disclosure of financial statements.

As of March 31, 2023, the Company met all contractual commitments of its loans and financing operations.

11	Derivative financial instruments

The breakdown of financial derivatives is as follows:

	March 31, 2023	December 31, 2022
	(unaudited)
Liabilities
Derivative financial instrument
Swap Geekie (a)	9,520	8,193
Put option (b)	59,461	105,654
	68,981	113,847
Current	5,181	3,693
Non-current	63,800	110,154

a)	On November 11, 2021, the Company’s subsidiary, Geekie, entered into swap contracts to protect a foreign currency loan, with maturities between February 2022 to October 2024, which the asset end receives, on average, dollar plus 2.452% per annum and in the liability position pays, on average, CDI plus 1.7% per annum. During the three-month period ended March 31, 2023, the Company recognized a net financial expense of R$ 2,399 as fair value adjustment in the statement of income. See Note 9 for further information.

b)	Dragoneer and General Atlantic have a put option to convert their investment in the Company’s senior notes into Class A shares of the Company. The fair value of the put option is calculated using the Black & Scholes method as of March 31, 2023 and December 31, 2022.The Company recognized an initial put option of R$ 185,409 (equivalent to US$32,995) separated from the fair value of the total compound financial instrument issued, comprising the senior notes and the put option. The Company recognized a net fair value adjustment of R$ 46,193 as finance income in statement of income as of March 31, 2023.

12	Accounts payable to selling shareholders

The breakdown of the liabilities regarding balances of accounts payable from business combinations and investments in associates is as follows:

	March 31, 2023	December 31, 2022
	(unaudited)
Accounts payable to selling shareholders
Acquisition of International School (a)	437,869	424,884
Acquisition of NS Educação Ltda. (b)	-	371
Acquisition of in Positivo (c)	656,518	636,172
Acquisition of EI (d)	290,430	282,257
Acquisition of Geekie (e)	-	19,036
Acquisition of Me Salva! (f)	7,377	10,747
Acquisition of Eduqo (g)	12,037	11,662
Acquisition of Edupass (h)	6,284	6,074
Acquisition of Techscool (i)	343	-
Acquisition of Activesoft (j)	1,816	-
Acquisition of Classapp (k)	3,421	-
Acquisition of Activeprint (j)	1,816	-
Acquisition of AIX (l)	2,013	-
Acquisition of SG (l)	2,013	-
	1,421,937	1,391,203
Current	1,073,957	1,060,746
Non-current	347,980	330,457

(a)	The amount payable is subject to an arbitration process and will be paid when the arbitration mentioned in Note 21 is completed. The amount payable is based on realized EBITDA for the 2019 and 2020 school years. During the three-month period ended March 31, 2023, the Company recognized R$ 12,985 of interest expenses in finance expenses in statement of income. The minority shareholder is related party of the Company.

(b)	During the three-month period ended March 2023, the Company made final settlement of R$ 341 of principal and R$ 30 of interest expenses.

(c)	The amount represents the outstanding balance of the acquisition price and will be paid in two annual installments in November (50% payable in 2023 and 2024). The payments are secured by a chattel mortgage of 20% of CBE shares and 100% of SAE shares. The outstanding amount is updated by CDI. During the three-month period ended March 31, 2023, the Company recognized R$ 20,346 of interest expenses in finance expenses in the statement of income.

(d)	This amount is related to the acquisition of the remaining 40% interest in EI and will be paid in May 2023 subject to price adjustments. This amount is recorded at present value using an estimated interest rate of 12.2% (12.3% in 2022). The installment is payable on May 31, 2023, for 6 times EI’s ACV book value for 2023 plus cash generation and multiplied for 40%. There are minority shareholders that are related parties of the Company.

During the three-month period ended March 31, 2023, the Company recognized R$ 8,173 of interest expenses in finance expenses in the statement of income.

(e)	During the three-month period ended March 31, 2023, the Company made final payment of R$ 19,036 of principal and R$ 203 of interest expenses.

(f)	The liability is composed of the present value of the balance payable for the remaining 40% interest in Me Salva!, plus the retained amount defined in the contract. The balance is recognized at present value, using a discount rate of 13.3% (13.2% in 2022). The payment of the retained portion is in the amount of R$ 1,196 and will be made in equal annual installments, until June of each year until 2026. The payment for the remaining 40% interest will be made in 2025 and the amount payable will be calculated based on the estimated 2024 revenue multiplied by 3, less net debt. During the three-month period ended March 31, 2023 the Company recognized an interest expense of R$ 216 in finance expenses in statement of income. As mentioned in Note 1.2, the amount of R$ 3,586 was paid during the first quarter of the year. The minority shareholders are related party of the Company.

(g)	The liability is composed of the present value of the balance payable for the outstanding installments for settlement of the 100% participation acquired from Eduqo, plus the price adjustments and earn out amount defined in the contract. The balance is recognized at present value, using a discount rate of 13.7% (13.7% in 2022). The payment of the outstanding installment in the amount of R$ 8,284 and the earn out of R$ 3,088 will be paid in July of 2023. The price adjustment of R$ 910 was paid in a single installment in July 2022. During the three-month period ended March 31, 2023 the Company recognized an interest expense of R$ 375 in finance expenses in statement of income.

(h)	The liability is composed of the present value of the balance payable for the outstanding installments for settlement of the 100% participation acquired from Edupass, plus the earn out amount defined in the contract. The balance is recognized at present value, using a discount rate of 14.5% (14.5% in 2022). The payment of the outstanding installment will be made in June 2023, while the payment of the earn out will be made in March 2024, in the amount of R$ 18,223. The earn out is calculated based on the estimated 2023 revenue. During the three-month period ended March 31, 2023 the Company recognized an interest expense of R$ 210 in finance expenses in statement of income.

(i)	The amount represents the outstanding balance of the acquisition price and will be paid in 4 annual installments starting in December 2022 and ending in December 2025. During the three-month period ended March 31, 2023, the Company recognized R$ 155 of interest expenses in finance expenses in the statement of income.

(j)	The amount represents the outstanding balance of the acquisition price and will be paid in 5 annual installments starting in January 2022 and ending in July 2026. During the three-month period ended March 31, 2023, the Company recognized R$ 59 of interest expense in the statement of income and the amount of R$1,532 was paid.

(k)	The amount represents the outstanding balance of the acquisition price and will be paid in 5 annual installments starting in May 2022 and ending in May 2026. During the three-month period ended March 31, 2023 the Company recognized R$ 106 of interest expenses in finance expenses in the statement of income.

(l)	The amount represents the outstanding balance of the acquisition price and will be paid in 4 annual installments starting in April 2023 and ending in April 2026. During the three-month period ended March 31, 2023 the Company recognized R$ 60 of interest expenses in finance expenses in the statement of income.

13	Labor and social obligations

	March 31, 2023	December 31, 2022
	(unaudited)
Labor and social obligations
Bonuses (a)	34,970	38,206
Payroll and social charges	31,591	16,836
Payroll accruals	61,842	25,638
Other labor	8,256	9,815
	136,659	90,495
Current	134,054	89,044
Non-current	2,605	1,451

(a)	Bonuses

The Company recorded bonuses related to variable remuneration of employees and management in cost of sales, selling and administrative expenses in the amount of R$ 12,988 during the three-month period ended March 31, 2023 (March 31, 2022: R$ 13,238).

(b)	Share-based compensation plan

Arco Share Option Plan

Stock options plan

On January 2, 2023, and in connection with the Isaac acquisition, our board of directors approved the Arco Share Option Plan.

The Arco Share Option Plan is administered by our board of directors and a designated committee, and eligible participants include Isaac employee. Pursuant to the Arco Share Option Plan, we have granted options to each participant at no cost to such participant, subject to the participant's continuance as an employee of any Company in Arco and its subsidiaries, including with respect to the dismissal of participants with or without cause or in the event of a change in our control, from the grant date until the end of the vesting period (“Vesting”). Participants in the Arco Share Option Plan are subject to a six-month lock up period from the date of acquisition of the shares.

There were no share options forfeited, exercised, and expired under the Arco Share Option Plan. The Company has accounted for the migration of the plan as all remaining unvested options due to the acquisition and, therefore, as of March 31, 2023, 782,471 options had been granted pursuant to the Arco Share Option Plan, 231,333 of which were vested and had not yet been exercised and 551,138 of which are unvested, due to its final vesting date, as presented in the following schedule table below.

The following table illustrates the number and movements of share options during the three-month period ended March 31, 2023:

Number of restricted stock units
Outstanding at December 31, 2022	-
Granted	782,471
Vested	(231,333)
Estimated forfeited	(53,791)
Outstanding at March 31, 2023	497,347

The compensation expense recognized for the Arco Share Option Plan in the statement of income for the three-months period ended March 31, 2023 was R$ 4,123 of principal with no taxes and contributions, net of estimated forfeitures. These awards are classified as equity settled.

The following table lists the inputs to the model used for the Arco Share Option Plan:

Dividend yield (%)	n/a
Expected volatility (%)	62.22
Risk-free interest rate (%)	3.10 to 3.37
Expected life of share options (years)	5.00
Weighted average share price (R$)	70.21
Model used	Black & Scholes

The vesting period is according to the following schedule:

Final vesting date	Quantity of stocks	Unvested shares, net of forfeitures
02/01/2023	231,333	-
31/12/2023	26,502	23,915
01/01/2024	238,546	215,264
31/12/2024	181,672	163,941
31/12/2025	80,000	72,192
31/12/2026	24,418	22,035
Total	782,471	497,347

Restricted Shares Grant Plan – Regular Plan

Restricted stock units

The participant's right to effectively receive ownership of the restricted shares will be conditioned to the participant's continuance and performance as an employee, director or director of any Company in Arco and its subsidiaries from the grant date until the end of the vesting period (“Vesting”). If a participant leaves the group, or does not achieve the performance goal, the participant will be entitled to receive his or her vested shares and a pro rata amount of the granted and unvested shares, by reference to the vesting period in which the termination occurred and based on the number of days the participant was employed. The total amount will be calculated based on the performance goal multiplied by a rate between 80% and 120%. After the vesting period, the restricted shares have the same rights and privileges as any shareholder.

The vesting period is according to the following schedule:

Final vesting date	Quantity of stocks	Unvested shares, net of forfeitures
30/06/2023	24,880	22,402
30/09/2023	146,549	126,544
31/12/2023	95,744	86,208
01/01/2024	89,831	80,884
29/02/2024	77,578	69,851
31/03/2024	40,099	13,262
30/09/2024	142,409	126,450
31/12/2024	89,831	80,884
30/09/2025	134,482	120,226
31/12/2025	861,387	775,593
28/02/2026	77,578	69,851
30/09/2026	14,200	12,786
31/12/2026	85,743	77,203
Total	1,880,311	1,662,144

The total compensation expense for the three-month period ended March 31, 2023, including taxes and social charges, was R$ 32,857 (R$ 16,701 of principal and R$ 16,156 of taxes and contributions) net of estimated forfeitures. These awards are classified as equity settled.

The fair value of these equity instruments was measured on the grant date as follows:

Grant date	Vesting period (% per year)	Total shares granted	Total shares vested	Unvested shares, net of forfeitures	Average fair value at grant date	Unit value average
10/02/2021	4 years (20%, 20%, 30%, 30%)	9,366	(5,273)	1,632	1,841	196,58
26/02/2021	4 years (20%, 20%, 30%, 30%)	50,200	(32,676)	10,481	10,296	205,11
01/06/2021	4 years (20%, 20%, 30%, 30%)	475	(247)	68	70	148,28
30/09/2021	4 years (20%, 20%, 30%, 30%)	4,000	(2,784)	1,080	472	118,02
01/06/2022	4 years (20%, 20%, 30%, 30%)	400,128	(96,903)	267,715	32,066	80,14
01/06/2022	3 years (40%, 30%, 30%)	15,290	(5,230)	7,779	1,225	80,14
01/06/2022	1 year (100%)	185,000	(177,519)	1	14,826	80,14
01/09/2022	4 years (25%, 25%, 25%, 25%)	81,000	(20,250)	54,699	5,686	70,20
01/09/2022	3 years (40%, 30%, 30%)	8,490	(3,304)	4,669	596	70,20
01/09/2022	4 years (25%, 25%, 25%, 25%)	56,800	-	51,143	3,987	70,20
24/02/2023	3 years (50%, 25%, 25%)	155,156	-	139,703	10,405	67,06
24/02/2023	1 year (100%)	4,658	(4,658)	-	312	67,06
01/01/2023	1 year (100%)	590	(590)	-	42	70,63
01/01/2023	1 year (100%)	24,880	-	22,402	1,757	70,63
02/01/2023	1 year (100%)	29,759	(29,759)	-	2,102	70,63
02/01/2023	1 year (100%)	5,913	-	5,324	418	70,63
02/01/2023	2 years (33,33%, 66,66%)	1,331	-	1,198	94	70,63
02/01/2023	3 years (25%, 50%, 25%)	14,578	-	13,126	1,030	70,63
02/01/2023	4 years (20%, 40%, 20%, 20%)	428,714	-	386,015	30,281	70,63
01/03/2023	4 years (100% in last year)	772,000	-	695,109	51,166	66,28
10/03/2023	1 year (100%)	188,802	(188,802)	-	12,238	64,82
Total		2,437,130	(567,995)	1,662,144	303,524

The following table reflects the movements of outstanding shares from the grant date until March 31, 2023 for Arco's share-based compensation plans:

Number of restricted stock units
Outstanding at December 31, 2022	423,916
Granted (a)	1,627,629
Vested	(32,065)
Restricted stocks units transferred	(215,289)
Effectively forfeited	(5,073)
Estimated forfeited	(136,974)
Outstanding at March 31, 2023	1,662,144

(a)	These shares granted are adjusted accordingly to a performance program, which can increase or reduce the number of shares that will be transferred after the vesting period.

14	Equity

Share capital

As of March 31, 2023, Arco’s share capital is represented by 66,213,337 common shares of par value of US$ 0,00005 each, comprised of 27,400,848 Class B common shares and 38,812,489 Class A common shares,

December 31, 2022 shares outstanding	56,954,952
Issued shares (a)	10,018,754
Treasury shares transferred	(1,047,142)
Restricted Stock Units transferred	395,149
Restricted Stock Unit withheld (b)	(108,376)
March 31, 2023 shares outstanding	66,213,337

(a)	New issued shares transferred as a payment for Isaac acquisition as described in Note 3.

(b)	A portion of the shares was withheld to pay income taxes of the beneficiaries.

Capital reserve

Capital reserve includes additional paid in capital amounts related to the difference between the subscription price that shareholders paid for the common shares and their nominal value.

As of March 31, 2023, the Company recognized the amount of R$ 726,823 due to the issuance of new shares and transferred the amount of R$ 8,205 from treasury shares for the payment of the acquisition of Isaac, as described in Note 3.

Treasury shares

Repurchase program

The following table reflects the movements of treasury shares repurchased until March 31, 2023:

Number of restricted stock units
As of December 31, 2021	605,316
Repurchase	551,125
Transferred – RSU’s program	(109,299)
As of December 31, 2022	1,047,142
Transferred– Isaac acquisition	(1,047,142)
As of March 31, 2023	-

As of March 31, 2023, the Company has transferred the total 1,047,142 of treasury shares due to the acquisition of Isaac, as described in Note 3.

15	Earnings (loss) per share (EPS)

	Three-month period ended			Three-month period ended
	March 31, 2023 (unaudited)			March 31, 2022 (unaudited)
	Class A	Class B	Total	Class A	Class B	Total
Profit attributable to equity holders of the parent	52,872	37,750	90,622	52,517	50,142	102,659
Adjustments attributable to convertible notes	(40,413)	-		-	-
Adjusted profit attributable to equity holders of the parent	12,459	37,750		52,517	50,142

Weighted average number of common shares outstanding (thousand)	38,377	27,401	65,778	28,699	27,401	56,100
Effects of dilution from:
Share-based compensation plan (thousands)	35	-		108	-
Holdback shares (thousands)	417	-		-	-
Convertible notes (thousands)	5,172	-		5,172	-

Basic earnings per share - R$	1.38	1.38		1.83	1.83
Diluted earnings per share - R$	0.28	1.38		(1.42)	1.83

Basic earnings per share is calculated by dividing profit attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period.

Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue shares were exercised into shares. In calculating diluted earnings per share, the numerator is adjusted for the effect of interest expense, exchange variation and changes in the fair value of the embedded conversion feature of the convertible notes disclosed in notes 10 and 11 (only if dilutive) and the denominator is increased to include the number of potentially dilutive Class A common shares assumed to be outstanding during the period.

In addition, the Company has share-based compensation plans (see Note 13) that are also considered in the calculation of diluted earnings per share if they have a dilutive effect.

16	Revenue

The Company’s net revenue is as follows:

	Three-month period ended
	March 31, 2023	March 31, 2022
	(unaudited)	(unaudited)
Educational content	462,258	423,223
Financial and management solutions	66,349	-
Other	10,098	7,931
Deductions:
Taxes	(3,799)	(1,117)
Revenue	534,906	430,037

17	Expenses by nature

	Three-month period ended
	March 31, 2023	March 31, 2022
	(unaudited)	(unaudited)
Content providing	(81,052)	(51,551)
Operations personnel	(34,467)	(16,307)
Inventory reserves	(9,364)	(2,399)
Freight	(9,143)	(14,099)
Depreciation and amortization	(51,047)	(25,957)
Provision for expected credit losses (a)	(24,559)	-
Other	(6,102)	(6,265)
Cost of sales	(215,734)	(116,578)

Sales personnel	(80,393)	(68,675)
Depreciation and amortization	(29,908)	(26,413)
Sales & marketing	(16,524)	(12,485)
Customer support	(47,501)	(57,719)
Provision for expected credit losses	(5,518)	6,231
Real estate rentals	(146)	(147)
Other	(11,181)	(5,145)
Selling expenses	(191,171)	(164,353)

Corporate personnel	(67,446)	(32,123)
Third party services	(36,896)	(16,400)
Real estate rents	(362)	(460)
Travel expenses	(744)	(1,236)
Tax expenses	(1,608)	(1,276)
Software licenses	(2,929)	(2,055)
Share-based compensation plan	(36,980)	(15,423)
Depreciation and amortization	(12,221)	(13,411)
Other	(4,496)	(3,716)
General and administrative expenses	(163,682)	(86,100)

Fair value of previously held interest in associate (b)	156,414	-
Gain on changes of interest of investment	-	16,413
Other	(227)	981
Other income, net	156,187	17,394

Total	(414,400)	(349,637)

(a)	Provision for expected losses from Isaac’s operation is accounted for as cost of services in our financial statements as they are accounted under accrual methodology and measured at amortized cost. Expected credit losses (“ECLs”) are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that Isaac expects to receive. Isaac recognizes a loss allowance based on lifetime ECLs, provision matrix and days past due at each reporting date.

(b)	Refers to gain with step acquisition from Isaac business combination, as disclosed in Note 3.

18	Finance result

	Three-month period ended
	March 31, 2023	March 31, 2022
	(unaudited)	(unaudited)
Income from financial investments	21,358	22,739
Changes in fair value of financial investments	131	-
Changes in fair value of derivative financial instruments (a)	46,193	23,082
Foreign exchange gains	30,831	111,685
Interest income	2,923	795
Other	1,495	932
Finance income	102,931	159,233

Changes in fair value of derivative financial instruments (a)	(2,399)	(11,429)
Changes in accounts payable to selling shareholders (Note 12)	(17,601)	(7,028)
Foreign exchange loss	(14,640)	(2,680)
Bank fees	(3,518)	(6,379)
Interest on acquisition of investments (b)	(42,822)	(43,930)
Interest on lease liabilities	(2,924)	(1,161)
Interest on loans and financing	(69,862)	(48,770)
Other	(8,136)	(3,724)
Finance costs	(161,902)	(125,101)

Finance result	(58,971)	34,132

(a)	Amount related to changes in the fair value of the put option to convert senior notes and change in the fair value of swap derivatives. See Note 11 for further information.

(b)	Refer to interest expense on accounts payable to selling shareholders. See Note 12 for further information.

19	Income taxes

(a) Reconciliation of income taxes expense

	Three-month period ended
	March 31, 2023	March 31, 2022
	(unaudited)	(unaudited)
Loss before income taxes	60,683	108,890
Combined statutory income taxes rate - % (a)	34%	34%
Expected income tax benefit at statutory rates	(20,632)	(37,023)

Reconciliation adjustments:
Share of loss of equity-accounted investees (b)	(290)	(1,918)
Effect of presumed profit of subsidiaries (c)	(45)	-
Permanent differences (d)	(7,575)	(1,728)
Stock option (e)	-	(886)
Arco Platform income tax adjustment (f)	60,330	37,235
Other (additions) exclusions, net	(1,849)	(1,911)
	29,939	(6,231)

Current	(15,085)	(21,847)
Deferred	45,024	15,616
Income taxes benefit	29,939	(6,231)

Effective rate	49.3%	5.7%

(a)	Considering that Arco Platform Ltd, is domiciled in the Cayman Islands and there is no income tax in that jurisdiction, the combined statutory tax rate of 34% demonstrated above is the current rate applied to Arco Brasil S.A. which is the holding Company of all operating entities of Arco Platform, in Brazil.

(b)	Refers to the effect of 34% on the share of loss of equity-accounted investees for the period.

(c)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Company’s subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

(d)	Permanent differences of non-deductible expenses.

(e)	Related to the effect of 34% of Geekie’s share-based compensation plan expenses, that was paid in June 2022, when Arco acquired the remaining interest.

(f)	Refers to the effect of 34% of Arco Platform net income, which is not taxable, as mentioned in item a). The net income for the first quarter of 2023 is mainly related to gain from the convertible senior notes foreign exchange, fair value adjustment and interest provisioned (R$ 40,877) and gain from the step acquisition (R$ 156,414).

(b) Deferred income taxes

The changes in the deferred tax assets and liabilities are as follows:

	As of December 31, 2022	Recognized in profit or loss	Business combination	As of March 31, 2023
				(unaudited)
Deferred tax assets
Tax losses carryforward	157,786	9,859	60,781	228,426
Temporary differences
Financial instruments from acquisition of interests	206,104	(3,137)	-	202,967
Other temporary differences	94,335	5,380	-	99,715
Share based compensation	12,584	8,545	7,817	28,946
Tax benefit from tax deductible goodwill	4,687	(836)	-	3,851
Amortization of intangible assets	27,685	887	-	28,572
Total deferred tax assets	503,181	20,698	68,598	592,477
Deferred tax liabilities
Financial instruments – put options on equity method investments	(9,231)	-	-	(9,231)
Tax benefit from tax deductible goodwill	(112,823)	(19,323)	-	(132,146)
Other temporary differences	(43,853)	43,642	(1,123)	(1,334)
Total deferred tax liabilities	(165,907)	24,319	(1,123)	(142,711)
Deferred tax assets (liabilities), net	337,267	45,024	67,475	449,766

Deferred tax assets	337,267			449,766
Deferred tax liabilities	-			-

20	Segment information

Segment information is presented consistently with the internal reports provided to the Company’s main key executives and chief operating decision makers. They are responsible for allocating resources, assessing the performance of the operating segments, and making the Company’s strategic decisions.

The Executive Officers have defined the operating segments based on the reports used to make structured strategic decisions, which allow for decision-making based on these structures:

(i)	Core: The Core Curriculum business segment provides solutions that address the Brazilian K-12 curriculum requirements through a personalized and interactive learning experience. Students access content in various formats, such as digital, video, print, and other audiovisual formats that are aligned with the daily curriculum of their classes.

(ii)	Supplemental: The Supplemental Solutions business segment provide additional value-added content that private schools can opt for, in addition to the Core Curriculum solution. Currently, the Company’s primary Supplemental product is an English as a second language (ESL) bilingual teaching program. Learning laboratories that use the methodology of maker culture, a platform of questions to students and teachers, a Learning Management System (LMS) platform, an educational as a benefit platform and content to develop socio-emotional skills are also offered.

(iii)	Financial and Management Solutions: The Financial and Management Solutions business segment offers front and back-office and software solutions as a single interface, which schools receive access to a suite of services that allow them to become better businesses. Technological solutions for communication with the students’ parents are also offered.

The Executive Officers do not make strategic decisions or evaluate performance based on geographic regions. Also, based on the agreements signed with schools as of March 31, 2023.

There was no material impact on disclosures of pre-existing segments. Therefore, the Company maintained the figures for March 31, 2022.

	Three-month period ended March 31, 2023 (unaudited)
	Core	Supplemental	Financial and management solutions	Total reportable segments	Adjustments and eliminations	Total
Net revenue	392,068	82,625	63,056	537,749	(2,843)	534,906
Cost of sales	(163,467)	(18,726)	(36,337)	(218,530)	2,796	(215,734)
Gross profit	228,601	63,899	26,719	319,219	(47)	319,172
Selling expenses	(150,723)	(36,350)	(4,098)	(191,171)	-	(191,171)
Segment profit	77,878	27,549	22,621	128,048	(47)	128,001
General and administrative expenses	-	-	-	-	-	(163,682)
Other expenses, net	-	-	-	-	-	156,187
Operating loss	-	-	-	-	-	120,506
Finance income	-	-	-	-	-	102,931
Finance costs	-	-	-	-	-	(161,902)
Share of loss of equity-accounted investees	-	-	-	-	-	(852)
Loss before income taxes	-	-	-	-	-	60,683
Income taxes benefit	-	-	-	-	-	29,939
Net loss for the period	-	-	-	-	-	90,622

Other disclosures
Depreciation and amortization	80,313	7,052	5,811	93,176	-	93,176
Investments in associates and joint ventures	23,093	-	-	23,093	-	23,093
Capital expenditures	26,023	2,696	8,684	37,403	(363)	37,040

	Three-month period ended March 31, 2022 (unaudited)
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Net revenue	346,158	86,829	432,987	(2,950)	430,037
Cost of sales	(92,943)	(25,119)	(118,062)	1,484	(116,578)
Gross profit	253,215	61,710	314,925	(1,466)	313,459
Selling expenses	(136,404)	(27,949)	(164,353)	-	(164,353)
Segment profit	116,811	33,761	150,572	(1,466)	149,106
General and administrative expenses	-	-	-	-	(86,100)
Other income, net	-	-	-	-	17,394
Operating profit	-	-	-	-	80,400
Finance income	-	-	-	-	159,233
Finance costs	-	-	-	-	(125,101)
Share of loss of equity-accounted investees	-	-	-	-	(5,642)
Profit before income taxes	-	-	-	-	108,890
Income taxes benefit	-	-	-	-	(6,231)
Profit for the period	-	-	-	-	102,659

Other disclosures
Depreciation and amortization	61,505	4,276	65,781	-	65,781
Investments in associates and joint ventures	137,655	-	137,655	-	137,655
Capital expenditures	45,459	7,515	52,974	(490)	52,484

Capital expenditures consist of additions of property and equipment and intangible assets.

Segment performance is evaluated based on segment profit and is measured consistently and on the same basis as profit or loss in the consolidated financial statements. General and administrative expenses, other income (expenses) net, finance result, share of profit (loss) of equity-accounted investees and income taxes are managed on a Company basis and are not allocated to operating segments.

Adjustments and eliminations refer to transactions due between companies in the Core and Supplemental segments, such as: loans, accounts payable, accounts receivable, sales and cost of sales. Segment assets and liabilities are measured on the same basis as in the financial statements. These assets and liabilities are allocated based on the operations of the segment.

	Core	Supplemental	Financial managements solutions	Total reportable segments	Adjustments and eliminations	Total
March 31, 2023 (unaudited)
Total assets	5,783,211	567,245	528,271	6,878,727	(69,807)	6,808,920
Total liabilities	3,861,948	159,242	113,630	4,134,820	(69,807)	4,065,013

December 31, 2022
Total assets	5,259,238	552,499	-	5,811,737	(58,329)	5,753,408
Total liabilities	3,762,867	151,440	-	3,914,307	(58,329)	3,855,978

21	Financial instruments

The Company holds the following financial instruments:

Financial assets	Assets at FVPL	Assets at amortized cost	Total
March 31, 2023 (unaudited)
Cash and cash equivalents	-	693,908	693,908
Financial investments	-	143,797	143,797
Trade receivables	-	1,016,611	1,016,611
Related parties	-	4,079	4,079
Investments in financial instruments (Bewater)	11,223	-	11,223
Other assets (Arco Instituto)	-	1,874	1,874
	11,223	1,860,269	1,871,492

Financial assets	Assets at FVPL	Assets at amortized cost	Total
December 31, 2022
Cash and cash equivalents	-	216,360	216,360
Financial investments	36,103	386,543	422,646
Trade receivables	-	856,887	856,887
Related parties	-	3,956	3,956
Investments and interests in other entities	11,214	-	11,214
Other assets (Instituto Arco)	-	1,526	1,526
	47,317	1,465,272	1,512,589

Financial liabilities	Liabilities at FVPL	Liabilities at amortized cost	Total
March 31, 2023 (unaudited)
Trade payables	-	218,138	218,138
Derivative financial liabilities	68,981	-	68,981
Accounts payable to selling shareholders	659,334	762,603	1,421,937
Leases liabilities	-	77,583	77,583
Loans and financing	-	1,874,719	1,874,719
	728,315	2,933,043	3,661,358

Financial liabilities	Liabilities at FVPL	Liabilities at amortized cost	Total
December 31, 2022
Trade payables	-	182,748	182,748
Derivative financial liabilities	113,847	-	113,847
Accounts payable to selling shareholders	687,849	703,354	1,391,203
Leases liabilities	-	76,905	76,905
Loans and financing	-	1,936,829	1,936,829
	801,695	2,899,836	3,701,531

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above,

Financial instruments at fair value through profit or loss

Derivative assets and liabilities

The Company maintains put options on certain investments and swap derivatives to protect its exposure to foreign currency risk, specifically for loans contracts. These derivatives are measured at fair value and are presented as financial assets when the fair value results in a gain, and as financial liabilities when the fair value results in a loss. Any gains or losses from these derivatives are recognized directly in the income statement.

As of March 31, 2023 and December 31, 2022, none of the Company’s derivatives has been designated as hedges for accounting purposes.

Amounts recognized in profit or loss

Changes in fair values of financial instruments at fair value through profit or loss are recorded in finance income (expenses) in profit or loss. For the three-month period ended March 31, 2023, the Company recognized a net financial income of R$ 43,794.

Recognized fair value measurements

(i) Fair value hierarchy

The table below explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the consolidated financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Company has classified its financial instruments into the three levels.

Assets and liabilities measured and recognized at fair value as follows:

	Hierarchy	March 31, 2023	December 31, 2022
		(unaudited)
Financial assets
Financial investments		-	36,103
Investments at fair value	Level 1	11,223	11,214

Financial liabilities
Derivative financial liabilities	Level 2	9,520	8,192
Derivative financial liabilities	Level 3	59,461	105,654
Accounts payable to selling shareholders	Level 3	659,334	687,849

As of March 31, 2023, and December 31, 2022, the Company assessed the fair values of its financial instruments and concluded that carrying amounts and fair values approximate. The estimated realizable values of financial assets and liabilities were determined based on available market information and appropriate valuation methodologies.

The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period. There were no transfers between levels for recurring fair value measurements during the financial statement period.

(ii) Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

•	the use of quoted market prices or dealer quotes for similar instruments;
•	the fair value of derivatives is calculated with Black & Scholes; and
•	the fair value of the remaining financial instruments is determined using discounted cash flow analysis.

All the resulting fair value estimates are included in levels 1 and 2 except for contingent consideration and certain derivative contracts, where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

(iii) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the nine-month periods ended March 31, 2023 and 2022.

Recurring fair value measurements	Financial instruments – put options on equity method investments (liabilities)	Accounts payable to selling shareholders
As of December 31, 2022	(223,561)	(867,264)
Changes in accounts payable to selling shareholders	-	(7,028)
Changes in derivative instruments fair value	23,082	-
Interest expense	-	(13,637)
As of March 31, 2022 (unaudited)	(200,479)	(887,929)

As of December 31, 2022	(105,654)	(687,849)
Payment	-	36,840
Changes in accounts payable to selling shareholders	-	(17,601)
Changes in derivative instruments fair value	46,193	-
Interest expense	-	(8,586)
Others	-	17,862
As of March 31, 2023 (unaudited)	(59,461)	(659,334)

(iv) Transfers between levels 2 and 3

During the nine-month periods ended March 31, 2023 and 2022, the Company did not transfer any financial instruments from level 2 into level 3.

(v) Valuation processes

The finance department of the Company performs and reviews the valuations of items required for financial reporting purposes, including level 3 fair values. Discussions of valuation processes and results conform with the Company’s yearly reporting periods. Also, the Company hires specialists to measure fair value of certain financial assets independently.

The main level 3 inputs used by the Company are derived and evaluated as follows:

•	Discount rates for financial assets and financial liabilities are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.
•	Risk adjustments specific to the counterparties (including assumptions about credit default rates) are derived from observable market data of credit risk grading.
•	Earnings growth factors for unlisted equity securities are estimated based on market information for similar types of companies.
•	Contingent consideration – expected cash outflows are estimated based on the terms of the business combinations and the entity’s knowledge of the business as well as how the current economic environment is likely to impact it.

22	Commitments and contingencies

Arbitration process of International School

On September 19, 2019, Mr. Ulisses Borges Cardinot, the non-controlling shareholder in the subsidiary, International School, filed a request for arbitration with the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada in Brazil against Arco Platform Limited, Companhia Brasileira de Educação e Sistemas de Ensino S.A. and Arco Educação S.A. This request for arbitration purporting to assert the non-controlling shareholder’s rights related to both the form of payment (shares) and the calculation of the purchase price under the Investment Agreement is still ongoing.

On November 29, 2021, the arbitration panel issued a partial award on the merits of the arbitration. The amount to be calculated in accordance with the decision is under ongoing discussion in the award liquidation phase of the arbitration proceeding. However, the arbitration panel decided that (i) Arco Platform Ltd. and Arco Educação S.A. are not subject to the terms of the Investment Agreement, therefore, shall not be part of the arbitration proceeding; (ii) Mr. Cardinot will not be entitled to receive shares of Arco Platform; and (iii) the amount due by Companhia Brasileira de Educação e Sistemas de Ensino S.A. shall be calculated based on the 10 times realized EBITDA for the school years of 2019 (first installment) and 2020 (second installment), both net of net debt, as determined in the investment agreement, consistent with the calculation methodology to estimate the provisioned amount in our balance sheet as reported.

Considering the arbitration proceeding and IAS 37, the Company understands that the circumstances, risks and uncertainties of the arbitration must be taken into consideration in order to reach the best estimate of the liability. Contingencies should be reevaluated at each balance sheet date and adjusted to reflect the best current estimate.

Based on the arbitration panel decision mentioned above, the Company has recorded the provision of the amount considered payable to the non-controlling shareholder under the Investment Agreement. The liability is calculated based on the realized EBITDA for the school years of 2019 (first installment) and 2020 (second installment), both, net of net debt, as determined in the agreement. The school year is defined as the twelve-month period starting in October of the previous year to September of the mentioned current year. The first and second installments will be paid in the due course of the arbitration. During the three-month period ended March 31, 2023, the Company recognized R$ 12,985 of interest expense based on the Sistema Especial de Liquidação e Custódia - SELIC rate. The use of the SELIC rate and the amount of interest to be paid are assumptions by the Company. These assumptions may differ from the actual rate of interest, the amount of interest that will be paid, as well as which party will be responsible for its payment, since they will be determined by the arbitration panel.

23	Subsequent events

Non-binding Proposal

As disclosed in Note 1.2, on May 1, 2023, the Special Committee received a revised non-binding proposal from General Atlantic and Dragoneer to acquire all of the outstanding Class A common shares of the Company that are not held by such parties or Oto Brasil de Sá Cavalcante and Ari de Sá Cavalcante Neto or their respective affiliates at a price of $13.00 per share in cash.

The Special Committee has agreed to negotiate definitive agreements with respect to a potential transaction. However, no agreement has been reached as to the terms of a potential transaction and there can be no assurance that a transaction will be approved at any time or as to the price or other terms of any such transaction.

Corporate restructuring

On April 1, 2023, the Company completed a corporate reorganization through the capital increase of Arco Educação S.A., which was fully subscribed by INCO LLC, through the subscription of shares from OISA Tecnologia e Serviços Ltda. and Isaac Holding Financeira Ltda., in the amount of R$ 383,351.

On April 3, 2023, the Company executed the dissolution process of INCO LLC. On May 1, 2023, the Company completed a corporate reorganization through the incorporation of INCO Limited by Arco Platform Limited.

***